SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Act of 1934

For the month of May, 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a Press Release issued by Banco de Chile (“the Bank”) on May 6, 2004, regarding financial statements for the three months ended March 31, 2004.

www.bancochile.cl

Banco de Chile Announces 2004 First-Quarter Results

Santiago, Chile, May 6, 2004—Banco de Chile (NYSE: BCH), a Chilean full-service financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced results for the first quarter ended March 31, 2004. The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of March 31, 2004, unless otherwise stated. Therefore, all growth rates are in real terms.

Net income for the first quarter of 2004 was Ch$37,895 million (Ch$0.56/share or US$0.54/ADS), which represents an increase of 21.4% when compared to Ch$31,216 million recorded in the first quarter of 2003.

2004 First-Quarter Selected Financial Data

	1Q03	4Q03	1Q04	% Change 1Q04/1Q03
Income Statement (Millions, Chilean pesos)
Net Financial Income	74,960	78,470	71,859	(4.1)%
Income from Services	20,482	26,409	29,215	42.6%
Gains on Sales of Financial Instruments	5,706	(3,817)	5,392	(5.5)%
Operating Revenues	101,148	101,062	106,466	5.3%
Provisions for Loan Losses	(13,321)	(16,688)	(14,470)	8.6%
Total Operating Expenses	(53,098)	(58,657)	(55,300)	4.1%
Net Income	31,216	27,404	37,895	21.4%
Earning per Share (Chilean pesos)
Net income per Share	0.46	0.40	0.56	21.4%
Book value per Share	8.79	10.17	8.82	0.3%
Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,188,281	6,224,070	6,350,254	2.6%
Total Assets	8,918,809	9,203,653	9,563,595	7.2%
Shareholders’ Equity	598,666	692,197	600,732	0.3%
Ratios
Profitability
ROAA	1.42%	1.19%	1.63%	—
ROAE	20.0%	16.0%	21.9%	—
Net Financial Margin	3.7%	3.9%	3.5%	—
Efficiency ratio	52.5%	58.0%	51.9%	—
Asset Quality				—
Past Due Loans / Total Loans	2.38%	1.69%	1.69%	—
Allowances / Total Loans	3.44%	2.87%	2.80%	—
Allowances / Past Due Loans	144.3%	170.0%	166.0%	—
Capital Adequacy				—
Total Capital / Risk Adjusted Assets	13.7%	13.2%	13.2%	—

First Quarter 2004 Highlights

The Bank

•	Loan Portfolio. As of March 31, 2004 the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,298,574 million, representing a quarterly and annual growth of 1.4% and 2.1%, respectively, reaching thus an 18.4% market share at that date.

•	Solid Results for the Quarter. The Bank delivered outstanding results for the 1Q04, reaching once again the highest net income level since the merger. These results were mainly based on strong fee revenue and tempered operating expenses which once again implied further improvement in the Bank’s efficiency.

•	Distribution of Dividends. At the Ordinary Shareholders Meeting of the Bank, held on March 18, 2004, it was agreed the distribution and payment of dividend N°192, in the amount of Ch$1.9176 per Banco de Chile common share, corresponding to the 100% of the 2003 net income.

•	Banco CrediChile. With the purpose of significantly increasing the relative importance of the business generated by the lower to middle income segment of individuals, Banco de Chile has decided to introduce a deep transformation to its Consumer Credit Division.

This initiative involves a total redesign of the value proposition to this segment, which includes: development of new products and services at competitive prices, strengthening of the distribution channels and attention platforms, overhaul of 52 branches and a reposition of its image through the utilization of a new brand name as “Banco Credichile”.

The decision to give a greater strategic focus to this segment was based in better economic expectations, the conformation of an experienced work team with the necessary skills to face this challenge, and the conviction that this segment represents an attractive business opportunity for Banco de Chile.

•	Launching of the first Banchile guaranteed mutual fund. Long term fund (3.5 years) which will allow those clients staying for the total period, to obtain a guaranteed minimum return of 5% nominal for the full period. Additional return can be obtained as the investment is linked by 40% to Standard & Poor’s 500 with no extra risk for its performance.

•	Banco de Chile’s Tender Offer for the Repurchase of Common Stock. On March 25, 2004, the Board of Directors resolved to issue a tender offer for 1,701,994,590 shares issued by Banco de Chile, representing 2.5% of the total capital, at the price of Ch$31 per share, according to the Program to Repurchase Shares, as agreed upon by the General Extraordinary Shareholders Meeting held on March 20, 2003. The offer was addressed to all shareholders of Banco de Chile listed on any of the local Stock Exchanges and remained in force from March 27, 2004 until April 26, 2004. During the period of the offer acceptance orders for a total amount of 5,000,844,940 shares were received. As this amount exceeded the number of shares offered to buy and according with the terms of the offer, a pro-rata basis (34.03%) was applied to each acceptance order received and accepted.

As long as the shares are held by the Bank, they will not be taken into account for effects of quorum calculation at shareholders meetings and will not have voting or dividend rights, nor preference on the subscription of capital increases. The value of the repurchased shares must be deducted from the basic capital for all legal and regulatory effects. Accordingly, basic capital will decrease by Ch$52,762 million reducing thus the Basle ratio in approximately 85 basis points.

The shares must be sold by the Bank within 24 months from acquisition. Otherwise, the capital amount shall be definitively reduced.

•	Banco de Chile nominated as the Top Bank in Chile. The Bank was once again nominated as the top bank performer in Chile according to the annual survey of “Best Emerging Market Banks” conducted by the American magazine “Global Finance” with the collaboration of financial analysts, CEOs, and bank consultants. The Bank stands out for its management that adheres to high standards of profitability, client service, competitive prices and product innovation.

Financial System Highlights

•	The Financial System’s Net Income increased by 23.1% in 1Q04 compared to 4Q03 mainly due to lower provisions for loan losses and higher efficiencies reached by this industry, resulting in a system’s ROAE of 17.8% in comparison to the 15.2% in 4Q03 or 15.5% in 1Q03.

•	Total loan portfolio, net of interbank loans as of March 2004 reflects a positive evolution in line with the economy, increasing by 6.0% and 3.1% on an annual and quarterly basis, respectively. In terms of percentage, this expansion was mainly fueled by the retail sector, positively impacting consumer loans and, to a lesser extent, by foreign trade loans.

•	Continued dynamism in the Chilean Financial System. During this quarter Banco Security signed an agreement to acquire Dresdner Bank Latein-amerika for an amount of US$74 million in order to fortify its commercial strategy mainly in the corporate segment. This transaction is expected to be completed by the end of 2004, and will make Security Bank the eighth largest bank in Chile, in terms of total loans, with an estimated market share of 3.4%.

Financial System’s Main Figures:

Banco Chile 2004 First-Quarter Consolidated Results

NET INCOME

The Bank obtained a consolidated net income of Ch$37,895 million in the 1Q04, the highest quarterly level since the merger, representing a 21.4% growth over the same period of 2003. This favorable evolution of the Bank’s results was mainly explained by the increase in operating revenues and in non-operating income, together with a stable evolution of provisions for loan losses and operating expenses.

The increase of 38.3% in net income during 1Q04 compared to the previous quarter, was primarily explained by higher operating revenues (fees and gains on financial instruments) boosted at the same time by a decrease in operating expenses, which implied a sharp improvement in the efficiency ratio from 58.0% in 4Q03 to 51.9% in 1Q04. In addition, the Financial Advisory subsidiary accounted for significant fees during the 1Q04 related to the structuring of syndicated loans.

First quarter 2004 net income resulted in an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.63% and 21.9%, respectively, above the financial system’s comparable figures of 1.44% and 17.8%, for the same period.

Bank, Subsidiaries and Foreign Branches’ Net Income

(in millions of Chilean pesos, except for percentages)

	1Q03	4Q03	1Q04	% Change 1Q04/1Q03
Bank	22,363	21,272	30,894	38.1%
Foreign Branches	5,636	571	1,226	(78.2)%
Stock Brokerage	1,550	2,665	1,976	27.5%
Gral Adm. of Funds	1,332	1,803	2,040	53.2%
Insurance Brokerage	171	196	358	109.4%
Financial Advisory	(33)	44	800	—
Factoring	370	564	771	108.4%
Securitization	(18)	83	19	—
Promarket	3	36	3	0.0%
Socofin	(158)	170	(192)	21.5%

Total Net Income	31,216	27,404	37,895	21.4%

Banco de Chile’s subsidiaries, continue with their outstanding trend in terms of results during 1Q04, reaching an overall net income of Ch$5,775 million compared to Ch$3,217 million in 1Q03. In terms of contribution to the consolidated net income, it increased importantly from 10.3% in 1Q03 to 15.2%, mainly due to the stronger performance of the Financial Advisory subsidiary, which, in this quarter, generated an important increase in its fee income as it materialized the structuring of two syndicated loans, and to the good results of the General Administrator of Fund, company that has increased significantly the number of participants and the average funds under management. To a lesser extent, the Stock Brokerage and the Factoring companies also increased their results during 1Q04 as a consequence of higher volumes.

Concerning the result of our foreign branches, it decreased to Ch$ 1,226 million in 1Q04 from Ch$5,636 million in 1Q03, quarter that was positively impacted by Ch$4,345 million non- recurring earnings obtained from the sale of Argentinean corporate securities accounted for in the New York branch.

NET FINANCIAL INCOME1

Net Interest Revenue

(in millions of Chilean pesos, except for percentages)

	1Q03	4Q03	1Q04	% Change 1Q04/1Q03
Interest revenue	139,695	60,733	113,858	(18.5)%
Interest expense	(52,377)	(39,863)	(30,912)	(41.0)%
Foreign Exchange transaction,net	(12,358)	57,600	(11,087)	(10.3)%
Net Financial Income	74,960	78,470	71,859	(4.1)%
Avg. Interest earning assets	8,052,364	8,144,725	8,202,684	1.9%
Net Financial Margin[2]	3.7%	3.9%	3.5%	—

[1]	For analysis purposes, results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currencies and dollar-adjustable Chilean peso positions, have been included in the calculation of net financial income and the net financial margin. Under SBIF guidelines these gains/losses cannot be registered as interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statements. This accounting asymmetry distorts net interest revenue and foreign exchange transaction gains, especially in periods of high volatility in the exchange rate.
[2]	Net financial income divided by average interest earning assets.

Net financial income totaled Ch$71,859 million for the first quarter of 2004, a 4.1% decrease compared to the first quarter of 2003, mainly due to a decline of 22 basis points in net financial margin2 which more than offset the 1.9% increase in average interest earning assets.

The increase in average interest earning assets during 1Q04 relative to 1Q03 was mainly fueled by consumer loans and financial investments.

Regarding the decline in net financial margin during 1Q04, it was negatively impacted by a lower inflation rate, measured by the variation of the UF3 which was 0.2% in 1Q03 versus a negative 0.6% in 1Q04, which implied that during the 1Q04 the Bank earned lower interest income on the portion of interest earning assets denominated in UF financed by interest bearing liabilities denominated in nominal Chilean pesos and by non-interest bearing liabilities.

However, this negative effect was partially offset by (i) higher repricing benefits during 1Q04, since the Bank’s interest bearing liabilities have a shorter repricing period than the interest earning assets and, the Chilean Central Bank cut its short-term reference interest rate for monetary policy by 100 basis points (from 2.75% to 1.75% in January 2004), while in 1Q03 this rate was cut by only 25 basis points (from 3.0% to 2.75%) and, (ii) a slight improvement in the asset and funding mix as interest bearing liabilities to interest earning assets ratio improved from 73.0% in 1Q03 to 72.3% in 1Q04.

It is worth mentioning that the decline in net financial income was totally offset by the gain from price level restatement, resulted from the negative inflation rate in 1Q04, as the Bank adjusts its capital, fixed assets and other assets for the variations in price levels.

Net financial income decreased by 8.4% during 1Q04 compared to 4Q03 mainly due to a 35 basis points drop in net financial margin from 3.9% in 4Q03 to 3.5% in 1Q04. This decline in net financial margin responded also to a lower inflation rate, measured by the variation of the UF3 which was (0.2)% in 4Q03 versus (0.6)% in 1Q04.

LOAN PORTFOLIO

[2]	Net financial income divided by average interest earning assets.
[3]	The UF is an accounting unit which is linked to the Chilean CPI, and changes daily to reflect fluctuations in the index over the previous month.

Loan Portfolio

(in millions of Chilean pesos, except for percentages )

	March.03	Dec.03	March.04	%Change 12-months	% Change 1Q04/4Q03
Commercial Loans	2,651,603	2,628,914	2,640,123	(0.4)%	0.4%
Mortgage Loans [1]	1,157,162	1,122,390	1,080,037	(6.7)%	(3.8)%
Consumer Loans	538,968	585,742	616,242	14.3%	5.2%
Foreign trade Loans	631,745	654,989	627,391	(0.7)%	(4.2)%
Contingent Loans	379,540	407,564	437,621	15.3%	7.4%
Others Outstanding Loans [2] [3]	395,657	438,728	508,134	28.4%	15.8%
Leasing Contracts	266,720	267,611	281,953	5.7%	5.4%
Past-due Loans	147,363	104,975	107,073	(27.3)%	2.0%
Total Loans, net	6,168,758	6,210,913	6,298,574	2.1%	1.4%
Interbank Loans	19,523	13,157	51,680	164.7%	292.8%

Total Loans	6,188,281	6,224,070	6,350,254	2.6%	2.0%

[1]	Mortgage loans financed by mortgage bonds.
[2]	Includes mortgage loans financed by the Bank’s general borrowings.
[3]	According to the new guidelines dictated by the Superintendency of Banks, credit lines and overdrafts accounted as other outstanding loans were reclassified as consumer loans and commercial loans in 1Q04. The information for the prior quarters was reclassified for comparative purposes.

As of March 31, 2004, the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,298,574 million, a 2.1% and 1.4% annual and quarterly expansions, respectively.

Both increases were mainly fueled by higher consumer loans, other outstanding loans and contingent loans. Consumer loans’ expansion responded mainly to the combination of historical low interest rates, the expectations of better economic conditions, lower level of unemployment and strong commercial focus supported by marketing campaigns which, in turn, implied a recovery in consumption, mainly in high-income individuals and, to a lesser extent, in lower-income individuals.

Other outstanding loans’ growth was principally related to an increase in mortgage loans financed by the Bank’s general borrowings, accounted for in this line, which totally offset the decline in mortgage loans. It is worth mentioning that the Bank continued strengthening this type of residential mortgage loan, as it has a better lending yield. In addition, factoring contracts, which are also accounted as other outstanding loans, have expanded by almost 40% during the last twelve-months. Regarding contingent loans, the annual and quarterly lending growth is closely related to the financial services’ sector. Lease contracts also contributed to the annual and quarterly expansion and increased its contribution to the total loan portfolio, net of interbank, from 4.3% as of March 2003 to 4.5% as of March 2004.

On the other hand, while commercial loans still remain flat expecting an improvement for the next quarters, foreign trade loans experienced a 4.2% decline in 1Q04, after the peak recorded at December, 2003.

In terms of segment, individual banking, mainly high income individual, continue showing the biggest dynamism in terms of loan growth, followed by the middle market companies.

Past Due Loans

(in millions of Chilean pesos, except for percentages)

	March.03	Dec.03	March.04	%Change 12-months	% Change 1Q04/4Q03
Commercial loans	132,534	90,498	91,563	(30.9)%	1.2%
Consumer loans	4,556	3,353	3,423	(24.9)%	2.1%
Residential mortgage loans	10,273	11,124	12,087	17.7%	8.7%

Total Past Due Loans	147,363	104,975	107,073	(27.3)%	2.0%

Past due loans experienced an annual contraction of 27.3% reaching Ch$107,073 million as of March 31, 2004. This decrease, in terms of volume, was mainly related to commercial loans from the financial services and commerce sectors and, to a lesser extent, to a decline in past due related to consumer loans. It is worth mentioning that the decrease in past-due loans is in part due to the important amounts of charge-off loans accounted during the last twelve-months. Regarding, the increase in past-due coming from residential mortgage loans, it responded to the Bank’s decision of strengthening its collection process thus anticipating the legal collection proceedings on those loans, in which case the entire outstanding balance has to be accounted a past-due. Even though, past due loans increased slightly compared to the 4Q03, the ratio of past due loans to total loans remained stable at 1.69%, decreasing from the 2.38% reached in 1Q03.

FUNDING

Funding

(in millions of Chilean pesos, except for percentages)

	March.03	Dec.03	March.04	% Change 12-months	% Change 1Q04/4Q03
Non-interest Bearing Liabilities
Current Accounts	1,175,912	1,221,738	1,260,592	7.2%	3.2%
Bankers drafts and other deposits	581,594	660,134	781,594	34.4%	18.4%
Other Liabilities	644,789	666,163	742,149	15.1%	11.4%
Total	2,402,295	2,548,035	2,784,335	15.9%	9.3%
Interest Bearing Liabilities
Savings & Time Deposits	3,525,187	3,405,422	3,736,156	6.0%	9.7%
Central Bank Borrowings	3,584	27,741	2,561	(28.5)%	(90.8)%
Repurchase agreements	380,736	424,607	434,118	14.0%	2.2%
Mortgage Finance Bonds	1,038,805	1,009,380	985,718	(5.1)%	(2.3)%
Subordinated Bonds	276,200	269,841	266,895	(3.4)%	(1.1)%
Other Bonds	4,481	3,111	2,962	(33.9)%	(4.8)%
Borrowings from Domestic Financ. Inst.	86,125	49,633	51,723	(39.9)%	4.2%
Foreign Borrowings	558,561	714,379	656,051	17.5%	(8.2)%
Other Obligations	44,165	59,302	42,340	(4.1)%	(28.6)%
Total	5,917,844	5,963,416	6,178,524	4.4%	3.6%

Total Liabilities	8,320,139	8,511,451	8,962,859	7.7%	5.3%

Total liabilities increased by 7.7% during the last twelve-months and 5.3% during the first quarter of 2004 mainly due to the expansion of both non-interest bearing liabilities and interest bearing liabilities.

Non-interest bearing liabilities, in particular current accounts and bankers drafts, continue positively impacted by the historic low interest rates prevailed in the economy, which once again was cut by the Central Bank during this quarter. In addition, the number of checking accounts increased by 5.8% during the last twelve-months and 1.2% during the 1Q04.

Regarding the annual and quarterly increase in interest bearing liabilities, it was mainly fueled by higher volumes in time deposits and, to a lesser extent, to higher repurchase agreements. In addition, foreign borrowings increased by 17.5% during the year, however they experienced a decline in 1Q04 relative to the previous quarter following the decrease experienced by foreign trade loans in the same period. Despite the Bank sold a portion of its mortgage finance bonds maintained as financial investments4 during 1Q04, the decrease in the liability side (mortgage finance bonds) responds to the Bank’s strategy of fostering the sale of mortgage loans financed by the Bank’s general borrowings instead of mortgage loans financed by mortgage bonds as the first ones are higher yield products.

The Bank’s funding structure has improved slightly in terms of ratio of average interest bearing liabilities to average interest earning assets from 73.0% in 1Q03 to 72.3% in 1Q04.

[4]	Under current Chilean guidelines the Bank excludes from its financial investments the mortgage loans bonds issued by the Bank excluding as well the corresponding liability.

INVESTMENT PORTFOLIO

During the first quarter of 2004, the Bank’s investment portfolio increased by 1.2% totaling Ch$1,928,732 million, which represents a 20.2% of the Bank’s total assets, being Chilean Central Bank Securities 69% of the total portfolio. The actions taken by the Bank during 1Q04 were mainly oriented to change the composition of the investment portfolio by reducing its duration, in a context where no further decreases in interest rates are expected. Accordingly, the Bank reduced its exposure in long-term instruments such as PRC and BCP and at the same time expanded its exposure in short-term Central Bank securities (PDBC) and in Chilean short-term corporate bonds.

Regarding the 6.9% annual increase in the investment portfolio, it was mainly fueled by Central Bank securities in order to comply with technical reserve requirements5 as a result of the 16.2% growth in demand deposits during such period.

At March 31, 2004, the investment portfolio was comprised principally by:

[5]	Technical reserve applies to demand deposits, checking accounts, or obligations payable on sight, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity, to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s capital and reserves.

INCOME FROM SERVICES, NET

Income from Services

(in millions of Chilean pesos, except for percentages)

Composition by Company	1Q03	4Q03	1Q04	% Change 1Q04/4Q03
Bank	13,388	15,119	18,335	37.0%
General Adm. of Funds	3,050	3,814	4,031	32.2%
Financial Advisory	42	208	1,008	2,300.0%
Insurance Brokerage	707	849	1,025	45.0%
Stock Brokerage	1,193	3,241	2,319	94.4%
Factoring	63	426	136	115.9%
Socofin	1,733	2,487	1,902	9.8%
Securization	12	128	59	391.7%
Foreign Branches	294	137	400	36.1%

Total Income from services, net	20,482	26,409	29,215	42.6%

Fee income was a solid figure during 1Q04, quarter that proved to be the strongest for income from services in the last two years. Fee income amounted Ch$29,215 million in 1Q04 compared to Ch$20,482 million in 1Q03. This 42.6% increase between both quarters was mainly explained by an overall rise in fees coming from both the Bank and its subsidiaries. Higher commissions were mainly reflected in fees related to insurance products, credit cards, sight accounts and ATMs, demand deposits and overdrafts, credit loans’ related fees and credit lines all at the Bank’s level. Regarding the subsidiaries, they increased their contribution to 35.9% of total fees in 1Q04 from 33.2% in 1Q03 principally due to the better performance of the Stock Brokerage, the General Administrator of Funds, the Financial Advisory and, to a lesser extent, to the Insurance Brokerage Subsidiary.

The quarterly increase of 10.6% in fee income, was also explained by higher fees coming from our subsidiaries, in particular from the Financial Advisory Company that accounted important fees during this quarter related to the structuring of two syndicated loans. The Insurance Brokerage and the General Administrator of Funds subsidiaries also attained better results. In addition, the Bank recorded higher credit lines, credit card and insurance related fees. It is worth mentioning that during 1Q04 the Bank materialized several commercial activities in order to intensify the use of credit cards, such as the launch of different promotional campaigns and strategic alliance agreements with travel agencies and gas stations.

Regarding subsidiaries, the Stock Brokerage, the General Fund Administrator, the Insurance and the Factoring companies continued increasing its volumes of business and developing new products and services such as factoring internet services, new mutual funds and additional services abroad.

In terms of fees over average loans, this ratio increased to 1.85% in 1Q04 from 1.69% in 4Q03 or 1.32% in 1Q03.

GAINS ON SALES OF FINANCIAL INSTRUMENTS, NET

Gains on sales of financial instruments totaled Ch$5,392 million during the first quarter of 2004, compared to the Ch$5,706 million registered during the first quarter of 2003. This 5.5% decline was mainly related to higher earnings obtained from the sale of Argentinean corporate securities booked in the New York branch during 1Q03. It is worth mentioning that during 1Q04 significant earnings were obtained from the sale of Central Bank instruments and mortgage finance bonds issued by the Bank, as the medium and long term interest rates decreased between 50 to 70 basis points approximately during the 1Q04.

Regarding the 4Q03 negative figure, it was largely explained by (i) marked to market losses as a consequence of a slight increase in local and international long-term interest rates during 4Q03, and, (ii) losses coming from the sale of an Argentinean bank loan during 4Q03 booked in the New York Branch (as this client was previously provisioned).

PROVISIONS

Allowances and Provisions

(in millions of Chilean pesos, except for percentages)

Allowances	1Q03	4Q03	1Q04	% Change 1Q04/1Q03
Allowances at the beginning of each period	217,111	177,985	178,494	(17.8)%
Price-level restatement	(991)	198	971	—
Charge-off	(16,832)	(16,377)	(16,201)	(3.7)%
Provisions for loan losses established, net	13,321	16,688	14,470	8.6%
Allowances at the end of each period	212,609	178,494	177,734	(16.4)%

Provisions
Provisions	(13,321)	(16,688)	(14,470)	8.6%

Ratios
Allowances / Total loans	3.44%	2.87%	2.80%	—
Provisions, net /Avg.Loans	0.58%	0.59%	0.53%	—
Provisions / Avg. Loans	0.86%	1.07%	0.92%	—
Charge-offs / Avg. Loans	1.08%	1.05%	1.03%	—
Recoveries / Avg. Loans	0.28%	0.48%	0.39%	—

Provisions amounted to Ch$14,470 million in the first quarter of 2004 representing approximately 0.9% of average loans (on an annualized basis). In terms of provisions, net of recoveries, the 1Q04 figure reached Ch$8,371 million representing a 6.6% decrease compared to Ch$8,966 million in 1Q03. Accordingly, the ratio of provisions, net to average loans improved from 0.58% in 1Q03 to 0.53% in 1Q04, far below the 0.78% average comparable ratio for the Chilean financial system.

The 8.6% annual increase in provisions was mainly related to the 2% expansion in the loan portfolio in 1Q04, mainly coming from the middle market clients and consumer loans related to high-income individuals (on the contrary during 1Q03 the loan portfolio contracted by 0.1%) and as a consequence of the one-time effect of the implementation of the new classification guidelines for allowances related to lines of credit and credit cards.

The Chilean Superintendency of Banks put in force, as of January 1st, 2004, some modifications to the procedure established for calculating the financial institutions’ required provisions. The method basically considers two main criteria for evaluating a borrower’s risk:

•	Models based on a case by case analysis where a risk category, out of ten different ones, has to be established for each individual borrower and its respective loans.

The first four categories (A1, A2, A3 and B) correspond to the standard portfolio where either no apparent credit risk, or some, without deterioration of payment capacity, is perceived. For these loans, each financial institution’s Board of Directors may determine the level of required reserves. The proportions that have been assigned by Banco de Chile’s Board are indicated in the table below.

The remaining six categories (C1, C2, C3, C4, D1, D2) correspond to borrowers with impaired payment capacity. The estimated loss range and the provision required as established by the Superintendency are also indicated in the table below.

Individual Borrowers

Unconsolidated Loans

Ch$ million March 31, 2004

Category	Risk %	Total Loans
A1	0.00%	186,948
A2	0.00%	1,298,992
A3	0.50%	1,243,074
B	1.00%	1,431,952
C1	2.00%	213,194
C2	10.00%	90,271
C3	25.00%	60,173
C4	40.00%	51,269
D1	65.00%	34,032
D2	90.00%	34,109

Total	2.71%	4,644,015

•	Models based on group analysis, suitable for evaluating large numbers of borrowers with small individual loans, having either similar characteristics or similar past payment records. For these groups of loans, Banco de Chile maintained the old risk category as it responded adequately to vintage analysis.

Among these, consumer and mortgage loans are included. The provisioning criteria regarding these loans did not experience change and its risk category, within the old category allocation, is directly related to the number of days an installment is past due.

Groupal Borrowers

Unconsolidated Loans

Ch$ million March 31, 2004

Category	Risk %	Total Loans
A	0.00%	1,382,783
B	1.00%	141,971
B-	20.00%	42,716
C	60.00%	8,862
D	90.00%	6,121

Total		1,582,453

As far as voluntary provisions are concerned, the new piece of regulation rules out voluntary provisions and allows for additional provisions to be established for the standard risk portfolio based on a specific model that should justify them.

Consistent with Banco de Chile’s conservative policy, the Board of Directors has approved to establish additional provisions calculated under a stress migration analysis which should anticipate the potential impairment of the standard commercial portfolio.

These provisions make up for an additional allowance which does not inhibit establishing provisions for specific loans, should they present signs of impairment.

The provisions established for the regular portfolio as well as the additional ones, are added to the Bank’s capital base, as they reflect unexpected losses.

Additional provisions for Banco de Chile as of March 31st, 2004 amount to Ch$ 19,712 million.

OTHER INCOME AND EXPENSES

Total Other Income and Expenses increased to Ch$3,272 million in 1Q04 from Ch$1,119 million in 1Q03 mainly due to higher recoveries of loans previously charged-off and, to a lesser extent, to a allowances established in equity investments during 1Q03 (associated to the expected effects of the reappraisal of some technological assets in an affiliate).

Regarding the 25.4% decrease in total other income and expenses relative to 4Q03, it was mainly explained by lower recoveries of loans previously charged off and a positive figure in participation in earnings of equity investments in 4Q03 (resulting as the effective loss accounted by an affiliate was lower than the allowances established in equity investment by the Bank during prior periods).

OPERATING EXPENSES

Operating Expenses

(in millions of Chilean pesos, except for percentages)

	1Q03	4Q03	1Q04	% Change 1Q04/1Q03
Personnel salaries and expenses	(28,953)	(35,601)	(31,438)	8.6%
Administrative and other expenses	(19,670)	(19,249)	(20,132)	2.3%
Depreciation and amortization	(4,475)	(3,807)	(3,730)	(16.6)%

Total operating expenses	(53,098)	(58,657)	(55,300)	4.1%
Bank’s operting expenses	(45,727)	(49,424)	(46,623)	2.0%
Subsidiaries and F. Branches’ oper.expenses	(7,371)	(9,233)	(8,677)	17.7%

Efficiency Ratio*	52.5%	58.0%	51.9%	—
Efficiency Ratio**	48.1%	54.3%	48.4%

*	Operating expenses/Operating revenues
**	Excludes depreciation and amortization

Total operating expenses reached Ch$55,300 million during the first quarter of 2004, a decrease of 5.7% compared to the fourth quarter of 2003 or an increase of 4.1% in 1Q04.

The 4.1% increase compared to 1Q03 was mainly due to higher personnel salaries and expenses mainly as a consequence of an increase in Stock Brokerage subsidiary’s salaries related to higher variable income and to a headcount increase of 112 employees, as this subsidiary has almost doubled the volume of stock transactions and, to a lesser extent, to higher provisions for bonuses accounted for during this quarter. This increase was partially offset by a decline of 16.6% in depreciation on computer equipments and, to a lesser extent, by a slight decrease related to cost savings reached mainly in utility expenses, collection services and rental and insurance expenses within others.

Regarding the 5.7% decrease in operating expenses compared to the 4Q03, it was principally related to lower personnel salaries and expenses and, to a lesser extent, to a decrease in depreciation and amortization. Personnel salaries and expenses decline responded mainly to a charge related to the provisioning of performance bonuses during 4Q03 associated to the Bank’s strong results during that year and, also, to lower indemnities expenses during 1Q04.

The Bank has persevered in its efforts on improving its efficiency ratio which reached 51.9% in the first quarter of 2004, from 58.0% in the previous quarter and 52.5% in the year-earlier comparative quarter.

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to a positive Ch$2,596 million in 1Q04 compared to a loss of Ch$2,218 million during the 1Q03, mainly reflecting the decrease in the inflation rate used for adjustment purposes from 0.5% in 1Q03 to a negative 0.5% in 1Q04.

INCOME TAXES

During the first quarter of 2004, the Bank’s income taxes totaled Ch$4,668 million, compared to Ch$2,414 million in 1Q03 mainly as a consequence of: (i) a higher income tax base in 1Q04 as a result of the 26.6% increase in net income before taxes between both quarters, and (ii) lower amortization of complementary accounts on deferred taxes accumulated for periods prior to 1999 during 1Q04.

It is important to note that the Bank’s effective rate is lower than the statutory corporate income tax rate, as under tax regulations the Bank is permitted to deduct dividend payments made to SAOS from its net income for tax calculation purposes.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity

(in million of Chilean Pesos)

	March.03	Dec.03	March.04	% Change 12-months
Capital and Reserves	558,466	558,439	557,789	(0.1)%
Accumulated adjustment for translation differences [6]	7,692	3,587	4,738	(38.4)%
Unrealized gain (loss) on permanent financial invest. [7]	1,292	271	310	(76.0)%
Net Income	31,216	129,900	37,895	21.4%

Total Shareholders’ equity	598,666	692,197	600,732	0.3%

As of March 31, 2004, the Bank’s Shareholder Equity totaled Ch$600,732 million (US$964 million), a slight 0.3% increase compared to the 1Q03, as higher net income recorded during 1Q04 more than offset the lower adjustment for translation difference (as a consequence of the 14.3% decline in the exchange rate), and, to a lesser extent, the lower gains on permanent financial investments7, as the foreign branches during the second quarter of 2003 decided to recognize mark to market earnings of its investments against results instead of against equity, in line with the Bank’s policy.

At the end of March 2004, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 13.2%, and Basic Capital to Total Assets was 5.8%, both well above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Note: All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$623.21 for US$1.00 as of March 31, 2004. Earnings per ADR were calculated considering the nominal net income and the exchange rate existing at the end of each period.

— Financial Tables Follow —

[6]	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
[7]	Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

BANCO DE CHILE

CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2004 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended			% Change
	1Q03 MCh$	4Q03 MCh$	1Q04 MCh$	1Q04 MUS$	1Q04-1Q03	1Q04-4Q03	Dec02 MCh$	Dec03 MCh$	Dec03 MUS$	Dec 03-Dec 02
Interest revenue and expense
Interest revenue	139,695	60,733	113,858	182.7	(18.5)%	87.5%	693,120	426,560	684.5	(38.5)%
Interest expense	(52,377)	(39,863)	(30,912)	(49.6)	(41.0)%	(22.5)%	(323,711)	(203,213)	(326.1)	(37.2)%

Net interest revenue	87,318	20,870	82,946	133.1	(5.0)%	297.4%	369,409	223,347	358.4	(39.5)%

Income from services, net
Income from fees and other services	28,830	39,471	38,860	62.4	34.8%	(1.5)%	105,079	136,405	218.9	29.8%
Other services expenses	(8,348)	(13,062)	(9,645)	(15.5)	15.5%	(26.2)%	(28,650)	(41,030)	(65.8)	43.2%

Income from services, net	20,482	26,409	29,215	46.9	42.6%	10.6%	76,429	95,375	153.1	24.8%
Other operating income, net
Gains on financial instruments, net	5,706	(3,817)	5,392	8.7	(5.5)%	n/a	1,125	5,303	8.5	371.4%
Foreign exchange transactions, net	(12,358)	57,600	(11,087)	(17.8)	(10.3)%	n/a	(31,821)	90,606	145.4	n/a

Total other operating income, net	(6,652)	53,783	(5,695)	(9.1)	(14.4)%	n/a	(30,696)	95,909	153.9	n/a

Operating Revenues	101,148	101,062	106,466	170.9	5.3%	5.3%	415,142	414,631	665.4	(0.1)%

Provision for loan losses	(13,321)	(16,688)	(14,470)	(23.2)	8.6%	(13.3)%	(101,142)	(59,769)	(95.9)	(40.9)%

Other income and expenses
Recovery of loans previously charged-off	4,355	7,440	6,099	9.8	40.0%	(18.0)%	11,973	25,264	40.5	111.0%
Non-operating income	855	1,440	1,409	2.2	64.8%	(2.2)%	5,956	5,271	8.5	(11.5)%
Non-operating expenses	(3,537)	(5,332)	(4,185)	(6.8)	18.3%	(21.5)%	(20,307)	(15,536)	(24.9)	(23.5)%
Participation in earnings of equity investments	(554)	836	(51)	(0.1)	(90.8)%	n/a	(975)	(1,214)	(1.9)	24.5%

Total other income and expenses	1,119	4,384	3,272	5.1	192.4%	(25.4)%	(3,353)	13,785	22.2	n/a
Operating expenses

Personnel salaries and expenses	(28,953)	(35,601)	(31,438)	(50.4)	8.6%	(11.7)%	(134,766)	(124,573)	(199.9)	(7.6)%
Administrative and other expenses	(19,670)	(19,249)	(20,132)	(32.3)	2.3%	4.6%	(92,455)	(79,452)	(127.5)	(14.1)%
Depreciation and amortization	(4,475)	(3,807)	(3,730)	(6.0)	(16.6)%	(2.0)%	(22,044)	(16,872)	(27.1)	(23.5)%

Total operating expenses	(53,098)	(58,657)	(55,300)	(88.7)	4.1%	(5.7)%	(249,265)	(220,897)	(354.5)	(11.4)%

Loss from price-level restatement	(2,218)	608	2,596	4.2	n/a	327.0%	(9,644)	(4,016)	(6.4)	(58.4)%
Minority interest in consolidated subsidiaries	0	(1)	(1)	0.0	n/a	0.0%	(1)	(2)	0.0	100.0%
Income before income taxes	33,630	30,708	42,563	68.3	26.6%	38.6%	51,737	143,732	230.8	177.8%
Income taxes	(2,414)	(3,304)	(4,668)	(7.5)	93.4%	41.3%	1,159	(13,832)	(22.2)	n/a
Net income	31,216	27,404	37,895	60.8	21.4%	38.3%	52,896	129,900	208.6	145.6%

BANCO DE CHILE

CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2004 and millions of US dollars (MUS$))

ASSETS	Dec 02	Mar 03	Sep 03	Dec 03	Mar 04	Mar 04	% Change
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Dec 03-Dec 02	Mar 04-Mar 03	Mar 04-Dec 03
Cash and due from banks
Noninterest bearing	600,662	579,167	689,160	640,858	808,257	1,296.9	6.7%	39.6%	26.1%
Interbank bearing	79,110	190,134	37,610	211,692	190,084	305.0	167.6%	(0.0)%	(10.2)%

Total cash and due from banks	679,772	769,301	726,770	852,550	998,341	1,601.9	25.4%	29.8%	17.1%
Financial investments
Government securities	873,654	943,869	1,107,718	1,005,198	1,030,542	1,653.6	15.1%	9.2%	2.5%
Investments purchase under agreements to resell	32,336	19,584	15,182	29,512	22,654	36.4	(8.7)%	15.7%	(23.2)%
Investment collateral under agreements to repurchase	277,825	368,889	295,240	415,843	430,240	690.4	49.7%	16.6%	3.5%
Other investments	422,999	472,383	409,196	456,190	445,296	714.5	7.8%	(5.7)%	(2.4)%

Total financial investments	1,606,814	1,804,725	1,827,336	1,906,743	1,928,732	3,094.9	18.7%	6.9%	1.2%
Loans, Net
Commercial loans	2,632,171	2,651,603	2,608,014	2,628,914	2,640,123	4,236.3	(0.1)%	(0.4)%	0.4%
Consumer loans	528,091	538,968	544,367	585,742	616,242	988.8	10.9%	14.3%	5.2%
Mortgage loans	1,193,148	1,157,162	1,144,897	1,122,390	1,080,037	1,733.0	(5.9)%	(6.7)%	(3.8)%
Foreign trade loans	614,699	631,745	614,751	654,989	627,391	1,006.7	6.6%	(0.7)%	(4.2)%
Interbank loans	55,089	19,523	29,478	13,157	51,680	82.9	(76.1)%	164.7%	292.8%
Lease contracts	250,326	266,720	265,581	267,611	281,953	452.4	6.9%	5.7%	5.4%
Other outstanding loans	389,177	395,657	374,365	438,728	508,134	815.3	12.7%	28.4%	15.8%
Past due loans	145,654	147,363	123,137	104,975	107,073	171.8	(27.9)%	(27.3)%	2.0%
Contingent loans	383,657	379,540	395,590	407,564	437,621	702.2	6.2%	15.3%	7.4%

Total loans	6,192,012	6,188,281	6,100,180	6,224,070	6,350,254	10,189.4	0.5%	2.6%	2.0%
Allowances	(217,111)	(212,609)	(177,985)	(178,494)	(177,734)	(285.2)	(17.8)%	(16.4)%	(0.4)%

Total loans, net	5,974,901	5,975,672	5,922,195	6,045,576	6,172,520	9,904.2	1.2%	3.3%	2.1%
Other assets
Assets received in lieu of payment	19,091	19,352	16,963	15,549	16,182	26.0	(18.6)%	(16.4)%	4.1%
Bank premises and equipment	140,033	136,975	128,920	127,116	126,963	203.7	(9.2)%	(7.3)%	(0.1)%
Investments in other companies	4,801	4,376	3,491	5,270	4,914	7.9	9.8%	12.3%	(6.8)%
Other	210,959	208,408	232,933	250,849	315,943	507.0	18.9%	51.6%	25.9%

Total other assets	374,884	369,111	382,307	398,784	464,002	744.6	6.4%	25.7%	16.4%
Total assets	8,636,371	8,918,809	8,858,608	9,203,653	9,563,595	15,345.6	6.6%	7.2%	3.9%

BANCO DE CHILE

CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2004 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS’ EQUITY	Dec 02	Mar 03	Sep 03	Dec 03	Mar 04	Mar 04	% Change
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Dec 03-Dec 02	Mar 04-Mar 03	Mar 04-Dec 03

Deposits
Current accounts	1,077,490	1,175,912	1,105,361	1,221,738	1,260,592	2,022.7	13.4%	7.2%	3.2%
Bankers drafts and other deposits	571,447	581,594	716,186	660,134	781,594	1,254.1	15.5%	34.4%	18.4%
Saving accounts and time deposits	3,514,763	3,525,187	3,472,197	3,405,422	3,736,156	5,995.0	(3.1)%	6.0%	9.7%

Total deposits	5,163,700	5,282,693	5,293,744	5,287,294	5,778,342	9,271.8	2.4%	9.4%	9.3%

Borrowings
Central Bank borrowings	3,782	3,584	3,111	27,741	2,561	4.1	633.5%	(28.5)%	(90.8)%
Securities sold under agreements to repurchase	278,045	380,736	303,439	424,607	434,118	696.6	52.7%	14.0%	2.2%
Mortgage finance bonds	1,089,407	1,038,805	1,022,278	1,009,380	985,718	1,581.7	(7.3)%	(5.1)%	(2.3)%
Other bonds	4,616	4,481	3,736	3,111	2,962	4.8	(32.6)%	(33.9)%	(4.8)%
Subordinated bonds	279,028	276,200	272,012	269,841	266,895	428.3	(3.3)%	(3.4)%	(1.1)%
Borrowings from domestic financial institutions	50,738	86,125	62,377	49,633	51,723	83.0	(2.2)%	(39.9)%	4.2%
Foreign borrowings	512,870	558,561	577,779	714,379	656,051	1,052.7	39.3%	17.5%	(8.2)%
Other obligations	77,150	44,165	39,010	59,302	42,340	67.9	(23.1)%	(4.1)%	(28.6)%

Total borrowings	2,295,636	2,392,657	2,283,742	2,557,994	2,442,368	3,919.1	11.4%	2.1%	(4.5)%

Other liabilities
Contingent liabilities	382,878	379,583	395,995	407,590	437,751	702.4	6.5%	15.3%	7.4%
Other	172,863	265,206	219,439	258,573	304,398	488.4	49.6%	14.8%	17.7%

Total other liabilities	555,741	644,789	615,434	666,163	742,149	1,190.8	19.9%	15.1%	11.4%

Minority interest in consolidated subsidiaries	3	4	4	5	4	0.0	66.7%	0.0%	(20.0)%

Shareholders’ equity
Capital and Reserves	568,395	567,450	563,497	562,297	562,837	903.1	(1.1)%	(0.8)%	0.1%
Net income for the year	52,896	31,216	102,187	129,900	37,895	60.8	145.6%	21.4%	(70.8)%

Total shareholders’ equity	621,291	598,666	665,684	692,197	600,732	963.9	11.4%	0.3%	(13.2)%
Total liabilities & shareholders’ equity	8,636,371	8,918,809	8,858,608	9,203,653	9,563,595	15,345.6	6.6%	7.2%	3.9%

BANCO DE CHILE

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended
	1Q03	4Q03	1Q04	Dec 02	Dec 03
Earnings per Share
Net income per Share (Ch$) (1)	0.46	0.40	0.56	0.78	1.91
Net income per ADS (Ch$) (1)	275.11	241.52	333.98	466.18	1,144.84
Net income per ADS (US$) (2)	0.38	0.40	0.54	0.65	1.91
Book value per Share (Ch$) (1)	8.79	10.17	8.82	9.12	10.17
Shares outstanding (Millions)	68,080	68,080	68,080	68,080	68,080
Profitability Ratios (3)(4)
Net Interest Margin	4.34%	1.02%	4.04%	4.52%	2.75%
Net Financial Margin	3.72%	3.85%	3.50%	4.13%	3.86%
Fees / Avg. Interest Earnings Assets	1.02%	1.30%	1.42%	0.94%	1.17%
Other Operating Revenues / Avg. Interest Earnings Assets	-0.33%	2.64%	-0.28%	-0.38%	1.18%
Operating Revenues / Avg. Interest Earnings Assets	5.02%	4.96%	5.19%	5.08%	5.10%
Return on Average Total Assets	1.42%	1.19%	1.63%	0.59%	1.45%
Return on Average Shareholders’ Equity	19.96%	15.99%	21.92%	8.69%	20.01%
Capital Ratios
Shareholders Equity / Total Assets	6.71%	7.52%	6.28%	7.19%	7.52%
Basic capital / total assets	6.34%	6.08%	5.84%	6.55%	6.08%
Basic Capital / Risk-Adjusted Assets	9.46%	9.20%	9.02%	9.41%	9.20%
Total Capital / Risk-Adjusted Assets	13.72%	13.22%	13.21%	13.69%	13.22%
Credit Quality Ratios
Past Due Loans / Total Loans	2.38%	1.69%	1.69%	2.35%	1.69%
Allowance for loan losses / past due loans	144.28%	170.03%	165.99%	149.06%	170.03%
Allowance for Loans Losses / Total Loans	3.44%	2.87%	2.80%	3.51%	2.87%
Provision for Loan Losses / Avg.Loans (4)	0.86%	1.07%	0.92%	1.65%	0.96%
Operating and Productivity Ratios
Operating Expenses / Operating Revenue	52.50%	58.04%	51.94%	60.04%	53.28%
Operating Expenses / Average Total Assets (3)	2.42%	2.56%	2.38%	2.76%	2.46%
Loans per employee (million Ch$) (1)	716	682	699	715	682
Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	8,052,364	8,144,725	8,202,684	8,173,473	8,133,841
Avg. Assets (million Ch$)	8,788,866	9,174,655	9,281,836	9,020,223	8,988,726
Avg. Shareholders Equity (million Ch$)	625,431	685,490	691,655	608,822	649,145
Avg. Loans	6,227,105	6,240,577	6,311,463	6,129,909	6,244,109
Avg. Interest Bearing Liabilities (million Ch$)	5,879,670	5,902,627	5,927,588	6,164,253	5,934,002
Other Data
Inflation Rate	2.08%	-0.78%	0.25%	2.82%	1.07%
Exchange rate (Ch$)	727.36	599.42	623.21	712.38	599.42
Employees	8,648	9,130	9,080	8,655	9,130

Notes

(1)	These figures were expressed in constant Chilean pesos as of March 31, 2004.
(2)	These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3)	The ratios were calculated as an average of daily balances.
(4)	Annualized data.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts-Banco de Chile:

Ximena Tarzijan

(56-2) 637 2868

xtarzijan@bancochile.cl

Jacqueline Barrio

(56-2) 637 2938

jbarrio@bancochile.cl

Ricardo Morales

(56-2) 637 3519

rmorales@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2004

Banco de Chile

/s/ Pablo Granifo L.

By: Pablo Granifo Lavín General Manager